United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-227649).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations as of and for the three months ended March 31, 2020.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2019 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on April 30, 2020 (our “2019 Form 20-F”).

i

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements.

Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	the impact of the COVID-19 pandemic;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Part III: Risk Factors” in our 2019 Form 20-F, include the impact of the COVID-19 pandemic, economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMÉRICA MÓVIL

We provide telecommunications services in 25 countries. We are a leading telecommunications services provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have operations in 16 other countries in the Americas and seven countries in Central and Eastern Europe as of March 31, 2020. As of March 31, 2020, we had 282.6 million wireless subscribers and 81.4 million fixed RGUs.

The following table sets forth the number of our wireless subscribers and our fixed RGUs, which together make up our total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The table includes total subscribers and fixed RGUs of all of our consolidated subsidiaries, without adjustment where our equity interest is less than 100%, for the reportable segments that we use in our consolidated financial statements.

	As of March 31, 2020 (in thousands)	As of December 31, 2019 (in thousands)	Percent Variance	As of March 31, 2019 (in thousands)	Percent Variance
Wireless subscribers:
Mexico Wireless	77,212	76,918	0.4	75,611	2.1
Brazil	58,671	54,488	7.7	56,383	4.1
Colombia	31,244	31,104	0.4	29,887	4.5
Southern Cone (1)	31,633	31,507	0.4	31,090	1.7
Andean Region (2)	20,008	20,104	(0.5)	20,126	(0.6)
Central America (3)	15,469	15,488	(0.1)	15,841	(2.3)
Caribbean (4)	6,312	6,244	1.1	5,980	5.6
United States	20,704	20,876	(0.8)	21,599	(4.1)
Europe (5)	21,306	21,296	0.05	20,941	1.7

Total wireless subscribers	282,559	278,027	1.6	277,458	1.8
Fixed RGUs:
Mexico Fixed	22,039	21,992	0.2	22,350	(1.4)
Brazil	33,808	34,048	(0.7)	34,993	(3.4)
Colombia	7,760	7,613	1.9	7,320	6.0
Southern Cone (1)	2,608	2,514	3.7	2,274	14.7
Andean Region (2)	2,105	2,049	2.7	1,894	11.1
Central America (3)	4,408	4,409	0.03	4,393	0.3
Caribbean (4)	2,516	2,528	(0.5)	2,545	(1.1)
Europe (5)	6,131	6,143	(0.2)	6,182	(0.8)

Total Fixed RGUs	81,375	81,297	0.1	81,951	(0.7)

Total RGUs	363,934	359,323	1.3	359,409	1.3

(1)	Argentina, Chile, Paraguay and Uruguay.
(2)	Ecuador and Perú.
(3)	Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá.
(4)	Dominican Republic and Puerto Rico.
(5)	Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia.

OPERATING AND FINANCIAL REVIEW – FIRST QUARTER 2020

The following is a summary and discussion of our unaudited condensed consolidated financial information as of March 31, 2020 and for the three months ended March 31, 2020 and 2019. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our 2019 Form 20-F.

In the opinion of our management, the unaudited condensed consolidated financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our 2019 Form 20-F.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps.23.5122 to U.S.$1.00, which was the rate reported by Banco de México for settlement of obligations in foreign currencies on March 31, 2020, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación).

COVID-19

The unprecedented health crisis arising from the spread of the Coronavirus (“COVID-19”) will result in a severe global economic downturn that will impact most countries substantially, according to the forecasts of various international banks and multilateral institutions. There is no clarity as to its overall duration and magnitude or its impact in the countries where we operate.

The nature of the crisis, the public health measures to contain it, and the economic impact are all developing rapidly, and they vary among the different jurisdictions where we operate. The effects on our business and our financial performance remain highly uncertain. See “Part III: Risk Factors—Risks Relating to Our Operations—The COVID-19 outbreak has had a material impact on the global economy and our business” in our 2019 Form 20-F.

Condensed Consolidated Financial Data of América Móvil

	For the three months ended March 31,
	2019		2020
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(unaudited)		(unaudited)		(unaudited)
Income Statement Data
Operating revenues:
Service revenues	Ps.	207,804,150	Ps.	210,621,947	U.S.$	8,958
Sales of equipment		37,852,155		39,479,616		1,679

Total operating revenues		245,656,305		250,101,563		10,637
Operating costs and expenses:
Cost of sales and services		114,018,298		115,863,064		4,928
Commercial, administrative and general expenses		54,783,859		55,565,944		2,363
Other expenses		1,417,998		1,045,466		44
Depreciation and amortization		39,984,069		38,676,908		1,645

Total operating costs and expenses		210,204,224		211,151,382		8,980
Operating income		35,452,081		38,950,181		1,657
Net interest expense		(8,721,429)		(9,379,813)		(399)
Foreign currency exchange gain (loss), net		8,249,379		(93,303,182)		(3,968)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(673,992)		23,092,325		982
Equity interest in net result of associated companies		16,124		2,603		—

Profit (loss) before income tax		34,322,163		(40,637,886)		(1,728)
Income tax		14,005,006		(12,036,160)		(511)

Net profit (loss) for the period		20,317,157		(28,601,726)		(1,217)

Net profit (loss) for the period attributable to:
Equity holders of the parent		19,552,581		(29,381,042)		(1,250)
Non-controlling interests		764,576		779,316		33

	Ps.	20,317,157	Ps.	(28,601,726)	U.S.$	(1,217)

	As of December 31, 2019		As of March 31, 2020
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(unaudited)		(unaudited)
Balance Sheet Data
Total current assets	Ps.	330,844,323	Ps.	487,785,882	U.S.$	20,747
Total non-current assets		1,201,089,334		1,290,127,671		54,870

Total assets		1,531,933,657		1,777,913,553		75,617

Total current liabilities		525,399,745		534,098,159		22,715
Long-term debt		495,082,444		702,806,507		29,891
Long-term liability related to right-of-use of assets		94,702,022		103,653,272		4,408
Deferred income taxes		18,093,041		21,106,417		898
Deferred revenues		3,425,738		3,476,697		148
Asset retirement obligations		15,816,744		18,544,679		789
Employee benefits		152,507,058		161,854,834		6,884

Total liabilities		1,305,026,792		1,545,540,565		65,733
Equity:
Capital stock		96,338,262		96,338,232		4,097
Retained earnings:
Prior periods		213,719,236		281,327,628		11,965
Profit (loss) for the period		67,730,891		(29,381,042)		(1,250)

Total retained earnings		281,450,127		251,946,586		10,715
Other comprehensive (loss) items		(199,878,430)		(169,861,054)		(7,223)

Equity attributable to equity holders of the parent		177,909,959		178,423,764		7,589
Non-controlling interests		48,996,906		53,949,224		2,295

Total equity		226,906,865		232,372,988		9,884

Total liabilities and equity	Ps.	1,531,933,657	Ps.	1,777,913,553	U.S.$	75,617

Consolidated Results of Operations for the Three Months Ended March 31, 2020 and 2019

Our financial statements are presented in Mexican pesos, but our operations outside of Mexico account for a significant portion of our revenues and expenses. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos.

In the following discussion regarding our operating revenues and operating costs and expenses, we also include a discussion of the change in the different components of our revenues and cost and expenses between periods at constant exchange rate (i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods). We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

Operating Revenues

Total operating revenues for the first three months of 2020 increased by 1.8%, or Ps.4.4 billion, over the first three months of 2019, reflecting the depreciation of most of our operating currencies against the Mexican peso. At constant exchange rates, total operating revenues for the first three months of 2020 increased by 4.5% over the first three months of 2019.

Service Revenues—Service revenues for the first three months of 2020 increased by 1.4%, or Ps.2.8 billion, over the first three months of 2019. At constant exchange rates, revenues services for the first three months of 2020 increased by 4.4% over the first three months of 2019. This increase principally reflects increases in revenues from postpaid and prepaid wireless services and broadband, which was partially offset by a decrease in Pay TV revenues.

Sales of Equipment—Sales of equipment for the first three months of 2020 increased by 4.3%, or Ps.1.6 billion, over the first three months of 2019. At constant exchange rates, sales of equipment for the first three months of 2020 increased by 5.3% over the first three months of 2019. The increase principally reflects higher sales of data-enabled devices and an increase in handset financing plans.

Operating Costs and Expenses

Cost of Sales—Cost of sales for the first three months of 2020 increased by 3.1%, or Ps.1.2 billion, over the first three months of 2019. At constant exchange rates, cost of sales for the first three months of 2020 increased by 3.7% over the first three months of 2019. This increase principally reflects increased volume of sales of higher-end smartphones.

Cost of Services—Cost of services for the first three months of 2020 increased by 0.9%, or Ps.0.6 billion, over the first three months of 2019. At constant exchange rates, cost of services for the first three months of 2020 increased by 3.4% over the first three months of 2019. This increase principally reflects the impact of increased network and technical expenses, increased electric energy and maintenance costs and annual increases in wages and salaries, which was partially offset by our cost savings program.

Commercial, Administrative and General Expenses—Commercial, administrative and general expenses for the first three months of 2020 increased by 1.4%, or Ps.0.8 billion, over the first three months of 2019. At constant exchange rates, commercial, administrative and general expenses for the first three months of 2020 increased by 4.5% over the first three months of 2019. This increase principally reflects higher personnel and advertising costs, an increase in taxes and an increase in the allowance for doubtful accounts, which was partially offset by our cost savings program.

Other Expenses—Other expenses for the first three months of 2020 decreased by 26.3%, or Ps.0.4 billion, over the first three months of 2019.

Depreciation and Amortization—Depreciation and amortization for the first three months of 2020 decreased by 3.3%, or Ps.1.3 billion, over the first three months of 2019. Without taking into account the effects of our adoption of IFRS 16, Leases (“IFRS 16”) on January 1, 2019, depreciation and amortization decreased by 5.6%. As a percentage of operating revenues, depreciation and amortization for the first three months of 2020 was 15.5%, as compared to 16.3% for the first three months of 2019. This decrease principally reflects adjustments in 2019 to the useful lives of assets in Mexico and the full amortization of certain trademarks of Telekom Austria Group.

Operating Income

Operating income for the first three months of 2020 increased by 9.9%, or Ps.3.5 billion, over the first three months of 2019. Operating margin (operating income as a percentage of operating revenues) for the first three months of 2020 was 15.6%, as compared to 14.4% for the first three months of 2019.

Non-Operating Items

Net Interest Expense—Net interest expense (interest expense less interest income) for the first three months of 2020 increased by 7.5%, or Ps.0.7 billion, over the first three months of 2019. This increase principally reflects the consolidation of Nextel Telecomunicações Ltda., which recognizes a significant amount of interest expense from its lease obligations after giving effect to IFRS 16.

Foreign Currency Exchange Loss, Net—We recorded a net exchange loss of Ps.93.3 billion for the first three months of 2020, compared to a net exchange gain of Ps.8.2 billion for the first three months of 2019. During 2020, the Mexican peso, like most currencies in the regions in which we operate, depreciated against the U.S. dollar and the euro. Because a significant portion of our debt is denominated in the latter currencies, the depreciation of the Mexican peso generated a foreign exchange loss that affected our results of operations for the first quarter of 2020.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net—The net change in valuation of derivatives and other financial items represented a credit of Ps.23.1 billion for the first three months of 2020, compared to a charge of Ps.0.7 billion for the first three months of 2019. The credit principally reflects the gain in value of our derivative financial instruments driven by the depreciation of the Mexican peso against the U.S. dollar, and the gain in value of our long-term maturity derivatives driven by the decrease in U.S. long-term interest rates.

Income Tax—Our income tax credit for the first three months of 2020 was Ps.12.0 billion, as compared to a tax expense of Ps.14.0 billion for the first three months of 2019. This principally reflects our pre-tax loss in the first three months of 2020. Our effective corporate income tax rate as a percentage of profit before income tax was 29.6% for the first three months of 2020, as compared to 40.8% for the first three months of 2019. This rate differed from the Mexican statutory rate of 30% principally because of taxable inflationary effects, employee benefits and non-taxable items.

Net (loss) Profit

We recorded net loss of Ps.28.6 billion for the first three months of 2020, a decrease of 240.8%, or Ps.48.9 billion over the first three months of 2019.

Segment Results of Operations for the Three Months Ended March 31, 2019 and 2020

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate in addition to the United States, including Ecuador, Puerto Rico, Panama and El Salvador.

	Mexican pesos per foreign currency unit (average for the period) for the three months ended March 31,
	2019	2020	% Change
Brazilian real	5.0983	4.4553	(12.6)
Colombian peso	0.0061	0.0056	(8.2)
Argentine peso	0.4936	0.3220	(34.8)
U.S. dollar	19.2202	19.8341	3.2
Euro	21.8218	21.8733	0.2

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	For the Three Months ended March 31, 2019
	Operating revenues		Operating income
	(in millions of Mexican Pesos) (unaudited)
Mexico Wireless	Ps.	53,398	Ps.	15,353
Mexico Fixed		22,682		980
Brazil		46,605		7,435
Colombia		18,042		3,555
Southern Cone		21,477		475
Andean Region		13,605		1,868
Central America		11,450		1,465
United States		38,297		53
Caribbean		8,886		1,542
Europe		23,775		1,841
Eliminations		(12,561)		885

Total	Ps.	245,656	Ps.	35,452

	For the Three Months ended March 31, 2020
	Operating revenues		Operating income
	(in millions of Mexican Pesos) (unaudited)
Mexico Wireless	Ps.	59,577	Ps.	18,003
Mexico Fixed		22,934		2,798
Brazil		44,681		6,850
Colombia		18,225		3,738
Southern Cone		15,561		777
Andean Region		13,584		1,945
Central America		11,556		1,328
United States		39,397		14
Caribbean		8,908		1,396
Europe		24,641		2,650
Eliminations		(8,962)		(549)

Total	Ps.	250,102	Ps.	38,950

The following discussion addresses the financial performance of each of our reportable segments by comparing results for the first three months of 2020 and 2019. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, operating income and operating margin (operating income as a percentage of operating revenues). Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of exchange rate changes and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

Mexico Wireless

The number of prepaid wireless subscribers for the first three months of 2020 increased by 1.2% over the first three months of 2019, and the number of postpaid wireless subscribers increased by 6.2%, resulting in an increase in the total number of wireless subscribers in Mexico of 2.1%, or 1.6 million, to approximately 77.2 million as of March 31, 2020.

Mexico Wireless segment operating revenues for the first three months of 2020 increased by 11.6% over the first three months of 2019. Adjusted segment operating revenues increased by 13.5% over the first three months of 2019. This increase in segment operating revenues principally reflects an increase in prepaid and postpaid wireless revenues and an increase in revenues from service plans offering higher data capacity, coverage and quality.

Mexico Wireless segment operating income for the first three months of 2020 increased by 17.3% over the first three months of 2019. Adjusted segment operating income increased by 18.2% over the first three months of 2019.

Mexico Wireless segment operating margin was 30.2% for the first three months of 2020, as compared to 28.8% for the first three months of 2019. Adjusted segment operating margin was 36.8% for the first three months of 2020, as compared to 35.3% for the first three months of 2019. This increase principally reflects increased equipment sales, the use of digital platforms for customer service and our cost savings program.

Mexico Fixed

The number of fixed voice RGUs in Mexico for the first three months of 2020 decreased by 3.4% over the first three months of 2019, and the number of broadband RGUs in Mexico increased by 1.2%, resulting in a net decrease in total fixed RGUs in Mexico of 1.4%, or 311 thousand, to approximately 22.0 million as of March 31, 2020.

Segment operating revenues for the first three months of 2020 increased by 1.1% over the first three months of 2019. Adjusted segment operating revenues decreased by 2.0% over the first three months of 2019. This decrease in segment operating revenues principally reflects a decrease in fixed voice revenues and equipment sales, which was partially offset by an increase in revenues from broadband and corporate network services.

Segment operating income for the first three months of 2020 increased by 185.4% over the first three months of 2019. Adjusted segment operating income increased by 174.3% over the first three months of 2019.

Segment operating margin was 12.2% for the first three months of 2020, as compared to 4.3% for the first three months of 2019. Adjusted segment operating margin was 1.9% for the first three months of 2020, as compared to (2.5)% for the first three months of 2019. This improvement principally reflects the effectiveness of our cost savings program, which was partially offset by the annual increase in wages and salaries.

Brazil

The number of prepaid wireless subscribers for the first three months of 2020 decreased by 15.9% over the first three months of 2019, and the number of postpaid wireless subscribers increased by 30.1%, resulting in a net increase in the total number of wireless subscribers in Brazil of 4.1%, or 2.3 million, to approximately 58.7 million as of March 31, 2020. The number of fixed voice RGUs for the first three months of 2020 decreased by 5.2% over the first three months of 2019, the number of broadband RGUs increased by 2.2%, and the number of Pay TV RGUs decreased by 5.7%, resulting in a net decrease in total fixed RGUs in Brazil of 3.4%, or 1.2 million, to approximately 33.8 million as of March 31, 2020.

Segment operating revenues for the first three months of 2020 decreased by 4.1% over the first three months of 2019. Adjusted segment operating revenues increased by 9.5% over the first three months of 2019. This increase in segment operating revenues primarily reflects higher postpaid and prepaid wireless and broadband revenues, which was partially offset by a decrease in Pay TV revenues.

Segment operating income for the first three months of 2020 decreased by 7.9% over the first three months of 2019. Adjusted segment operating income increased by 4.9% over the first three months of 2019.

Segment operating margin was 15.3% for the first three months of 2020, as compared to 16.0% for the first three months of 2019. Adjusted segment operating margin was 14.6% for the first three months of 2020, as compared to 15.2% for the first three months of 2019. This decrease principally reflects an increase in energy and lease expenses, partially offset by our cost savings program.

Colombia

The number of prepaid wireless subscribers for the first three months of 2020 increased by 4.2% over the first three months of 2019, and the number of postpaid wireless subscribers increased by 5.5%, resulting in an increase in the total number of wireless subscribers in Colombia of 4.5%, or 1.4 million, to approximately 31.2 million as of March 31, 2020. The number of fixed voice RGUs for the first three months of 2020 increased by 6.8% over the first three months of 2019, the number of broadband RGUs increased by 6.8% and the number of Pay TV RGUs increased by 4.5%, resulting in an increase in total fixed RGUs in Colombia of 6.0%, or 439 thousand, to approximately 7.8 million as of March 31, 2020.

Segment operating revenues for the first three months of 2020 increased by 1.0% over the first three months of 2019. Adjusted segment operating revenues increased by 10.2% over the first three months of 2019. This increase in segment operating revenues principally reflects an increase in broadband, Pay TV, corporate network services, prepaid wireless and an increase in sales of postpaid bundled packages.

Segment operating income for the first three months of 2020 increased by 5.1% over the first three months of 2019. Adjusted segment operating income increased by 13.1% over the first three months of 2019.

Segment operating margin was 20.5% for the first three months of 2020, as compared to 19.7% for the first three months of 2019. Adjusted segment operating margin was 25.2% for the first three months of 2020, as compared to 24.6% for the first three months of 2019. This increase principally reflects our cost savings program, particularly in technical areas.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

The number of prepaid wireless subscribers for the first three months of 2020 increased by 1.2% over the first three months of 2019, and the number of postpaid wireless subscribers increased by 2.7%, resulting in an increase in the total number of wireless subscribers in our Southern Cone segment of 1.7%, or 543 thousand, to approximately 31.6 million as of March 31, 2020. The number of fixed voice RGUs for the first three months of 2020 increased by 21.9% over the first three months of 2019, the number of broadband RGUs increased by 23.9%, and the number of Pay TV RGUs increased by 2.1%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 14.7%, or 335 thousand, to approximately 2.6 million as of March 31, 2020.

Southern Cone segment operating revenues for the first three months of 2020 decreased by 27.5% over the first three months of 2019. Adjusted segment operating revenues decreased by 5.2% over the first three months of 2019. This decrease in segment operating revenues principally reflects higher marketing expenses, lower postpaid voice revenues, and reduced sales of handsets in Argentina, and a decrease in mobile and fixed revenues in Chile.

Southern Cone segment operating income for the first three months of 2020 increased by 63.7% over the first three months of 2019. Adjusted segment operating income decreased by 16.3% over the first three months of 2019.

Southern Cone segment operating margin was 5.0% for the first three months of 2020, as compared to 2.2% for the first three months of 2019. Adjusted segment operating margin was 16.6% for the first three months of 2019, as compared to 18.8% for the first three months of 2019. This decrease in operating margin principally reflects lower revenues and an increase in the allowance for doubtful accounts in Argentina, partially offset by our cost savings program.

Andean Region—Ecuador and Peru

The number of prepaid wireless subscribers for the first three months of 2020 decreased by 2.3% over the first three months of 2019, and the number of postpaid wireless subscribers increased by 2.8%, resulting in a net decrease in the total number of wireless subscribers in our Andean Region segment of 0.6%, or 118 thousand, to approximately 20.0 million as of March 31, 2020. The number of fixed voice RGUs for the first three months of 2020 increased by 0.6% over the first three months of 2019, the number of broadband RGUs increased by 23.9%, and the number of Pay TV RGUs increased by 7.4%, resulting in an increase in total fixed RGUs in our Andean Region segment of 11.1%, or 211 thousand, to approximately 2.1 million as of March 31, 2020.

Segment operating revenues for the first three months of 2020 decreased by 0.2% over the first three months of 2019. Adjusted segment operating revenues decreased by 1.4% over the first three months of 2019. This decrease in segment operating revenues principally reflects a decrease in wireless service revenues in Ecuador which was partially offset by an increase in wireless and fixed service revenues in Peru and fixed services in Ecuador. In Ecuador and Peru, fixed voice revenues were slightly affected by the effects of the COVID-19 pandemic.

Segment operating income for the first three months of 2020 increased by 4.1% over the first three months of 2019. Adjusted segment operating income decreased by 0.8% over the first three months of 2019.

Segment operating margin was 14.3% for the first three months of 2020, as compared to 13.7% for the first three months of 2019. Adjusted segment operating margin was 16.6% for the first three months of 2020, as compared to 16.5% for the first three months of 2019. This increase principally reflects our cost savings program in Ecuador and Peru, partially offset by an increase in the allowance for doubtful accounts.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

The number of prepaid wireless subscribers for the first three months of 2020 decreased by 3.1% over the first three months of 2019, and the number of postpaid wireless subscribers increased by 1.4%, resulting in a decrease in the total number of wireless subscribers in our Central America segment of 2.3%, or 372 thousand, to approximately 15.5 million as of March 31, 2020. The number of fixed voice RGUs for the first three months of 2020 decreased by 5.5% over the first three months of 2019, the number of broadband RGUs increased by 10.3%, and the number of Pay TV RGUs increased by 1.7%, resulting in an increase in total fixed RGUs in our Central America segment of 0.3%, or 15 thousand, to approximately 4.4 million as of March 31, 2020.

Segment operating revenues for the first three months of 2020 increased by 0.9% over the first three months of 2019. Adjusted segment operating revenues decreased by 4.5% over the first three months of 2019. This decrease in segment operating revenues principally reflects lower prepaid wireless and fixed voice revenues caused by adverse business conditions, which was partially offset by revenue growth in postpaid wireless, fixed date and Pay TV revenues.

Segment operating income for the first three months of 2020 decreased by 9.4% over the first three months of 2019. Adjusted segment operating income decreased by 11.4% over the first three months of 2019.

Segment operating margin was 11.5% for the first three months of 2020, as compared to 12.8% for the first three months of 2019. Adjusted segment operating margin was 13.3% for the first three months of 2020, as compared to 14.4% for the first three months of 2019. This decrease principally reflects the decrease in wireless and fixed service revenues in all the countries in the operating segment. partially offset by our cost savings program.

Caribbean—Dominican Republic and Puerto Rico

The number of prepaid wireless subscribers for the first three months of 2020 increased by 5.9% over the first three months of 2019, and the number of postpaid wireless subscribers increased by 4.9%, resulting in an increase in the total number of wireless subscribers in our Caribbean segment of 5.6%, or 332 thousand, to approximately 6.3 million as of March 31, 2020. The number of fixed voice RGUs for the first three months of 2020 decreased by 4.7% over the first three months of 2019, the number of broadband RGUs increased by 2.8%, and the number of Pay TV RGUs increased by 1.9%, resulting in a decrease in total fixed RGUs in our Caribbean segment of 1.1%, or 29 thousand, to approximately 2.5 million as of March 31, 2020.

Segment operating revenues for the first three months of 2020 increased by 0.2% over the first three months of 2019. Adjusted segment operating revenues decreased by 3.2% over the first three months of 2019. In Puerto Rico, this decrease in segment operating revenues principally reflects lower fixed data and voice revenues, particularly in areas still affected by Hurricane Maria, and project development expenditures. In Puerto Rico and Dominican Republic, fixed voice revenues were slightly affected by the effects of the COVID-19 pandemic.

Segment operating income for the first three months of 2020 decreased by 9.4% over the first three months of 2019. Adjusted segment operating income decreased by 17.1% over the first three months of 2019.

Segment operating margin was 15.7% for the first three months of 2020, as compared to 17.3% for the first three months of 2019. Adjusted segment operating margin was 13.6% for the first three months of 2020, as compared to 15.8% for the first three months of 2019. This decrease principally reflects the decrease in service revenues in Puerto Rico despite the strong performance in Dominican Republic.

United States

The number of prepaid wireless subscribers for the first three months of 2020 decreased by 4.1%, or approximately 895 thousand, to approximately 20.7 million total wireless subscribers in the United States as of March 31, 2020.

United States segment operating revenues for the first three months of 2020 increased by 2.9% over the first three months of 2019. Adjusted segment operating revenues decreased by 0.3% over the first three months of 2019. This decrease in segment operating revenues principally reflects lower sales of equipment, which was partially offset by a slight increase in service revenues.

United States segment operating income for the first three months of 2020 decreased by 73.5% over the first three months of 2019. Adjusted segment operating income decreased by 6.1% over the first three months of 2019.

United States segment operating margin was 0.04% for the first three months of 2020, as compared to 0.1% for the first three months of 2019. Adjusted segment operating margin was 4.9% for the first three months of 2020, as compared to 5.3% for the first three months of 2019. This decrease principally reflects higher subsidies for data-enabled devices that resulted from aggressive competition conditions.

Europe

The number of prepaid wireless subscribers for the first three months of 2020 decreased by 9.5% over the first three months of 2019, and the number of postpaid wireless subscribers increased by 4.9%, resulting in an increase in the total number of wireless subscribers in our Europe segment of 1.7%, or approximately 365 thousand, to approximately 21.3 million as of March 31, 2020. The number of fixed voice RGUs for the first three months of 2020 decreased by 3.7% over the first three months of 2019, the number of broadband RGUs decreased by 0.4% and the number of Pay TV RGUs increased by 1.9%, resulting in a decrease in total fixed RGUs in our Europe segment of 0.8%, or 50 thousand, to approximately 6.1 million as of March 31, 2020.

Segment operating revenues for the first three months of 2020 increased by 3.6% over the first three months of 2019. Adjusted segment operating revenues for the first three months of 2019 increased by 3.4% over the first three months of 2019. This increase in segment operating revenues principally reflects strong demand for mobile Wi-Fi routers and upselling activities in the high-value segment, which was partially offset by a decrease in fixed line service revenues. We analyze segment results in euros because it is the functional currency of our operations in Europe.

Segment operating income for the first three months of 2020 increased by 44.0% over the first three months of 2019. Adjusted segment operating income for the first three months of 2019 increased by 43.2% over the first three months of 2019.

Segment operating margin was 10.8% for the first three months of 2020, as compared to 7.7% for the first three months of 2019. Adjusted segment operating margin was 10.7% for the first three months of 2020, as compared to 7.7% for the first three months of 2019. This increase in segment operating margin for the first three months of 2019 principally reflects lower personnel costs, partially offset by restructuring charges.

Liquidity and Capital Resources

As of March 31, 2020, we had net debt (total debt minus cash and cash equivalents and equity investments at fair value through other comprehensive income and other short-term investments) of Ps.687.8 billion, compared to Ps.556.8 billion as of December 31, 2019. Net debt excludes Ps.129.6 billion of debt associated to lease obligations that was recognized as a result of our adoption of IFRS 16. As of March 31, 2020, cash and cash equivalents and equity investments at fair value through other comprehensive income and other short-term investments amounted to Ps.155.7 billion, compared to Ps.67.5 billion as of December 31, 2019.

Our total indebtedness, excluding debt associated to lease obligations, as of March 31, 2020, was Ps.843.5 billion, of which Ps.140.7 billion was short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments used to manage our interest rate and foreign exchange exposures, approximately Ps.273.6 billion, or 32.4%, of our total indebtedness as of March 31, 2020, was denominated in U.S. dollars. As of March 31, 2020, we had Ps.702.8 in long-term debt, compared to Ps.495.0 as of December 31, 2019. The increase reflects our draw of the full amount of our two revolving syndicated credit facilities—one for U.S.$2.5 billion and one for the euro equivalent of U.S.$2.0 billion. We elected to draw on these facilities to assure liquidity and maximize flexibility in light of the current uncertainty surrounding the impact of the COVID-19 pandemic. See “Part II: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings” in our 2019 Form 20-F. The Mexican peso’s devaluation against currencies in which our debt is denominated increased the book value of our debt in Mexican peso terms in the first quarter of 2020.

The maturities of our long-term debt as of March 31, 2020, excluding debt associated with lease obligations, were as follows:

	Years	Amount
		(in millions of Mexican pesos)
2021		Ps.	119,776
2022			123,905
2023			27,240
2024 and thereafter			431,886

Total		Ps.	702,807

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. As of March 31, 2020, the net fair value of our derivatives and other financial items amounted to net assets of Ps.29.1 billion.

During the first three months of 2020, we used approximately Ps.26.8 billion to fund capital expenditures, which was primarily funded by our operating activities. We continue to evaluate our capital expenditure needs and opportunities in light of the ongoing COVID-19 pandemic. We have also continued to repurchase shares of our capital stock under our share repurchase program, and during the first three months of 2020, we spent Ps.121.3 million repurchasing our shares in the open market. Whether we continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2020

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer